AGREEMENT dated June 3, 2026 (the "<u>Agreement</u>"), entered into by and between:

I.   Emilio Fernando Azcárraga Jean ("<u>EAJ</u>");

II.   Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, acting solely and exclusively as trustee under the Administration Trust Agreement with Reversion Rights, identified with number F/6121 (the "<u>Control Trust</u>");

III. Alfonso de Angoitia Noriega ("<u>AAN</u>"); and

IV.   Bernardo Gómez Martínez ("<u>BGM</u>" and together with EAJ, the Control Trust and AAN, the "<u>Parties</u>").

RECITALS

I.   EAJ is the settlor and beneficiary A of the Control Trust.

II.   As of this date, EAJ is the beneficial owner, through the Control Trust, of 29,041,211,489 Series "A" shares representing the capital stock of Grupo Televisa, S.A.B. (the "<u>Company</u>") (the "<u>EAJ Shares</u>").

III. On this same date, the Company carried out an issuance of convertible bonds into shares representing the capital stock of the Company (the "<u>Bond Issuance</u>").

IV.   As a result of the Bond Issuance, AAN subscribed convertible bonds into <u>6,307,262,714</u> Series "A" shares representing the capital stock of the Company and BGM subscribed convertible bonds into <u>6,307,262,714</u> Series "A" shares representing the capital stock of the Company, under the terms and conditions set forth in the documents relating to such Bond Issuance (the "<u>Convertible Bonds</u>").

V.   It is the intention of the Parties to enter into this Agreement to, among other things, regulate certain matters in connection with the exercise of corporate rights with respect to the Series "A" shares representing the capital stock of the Company that AAN and BGM may acquire as a result of the conversion of the Convertible Bonds subscribed by each of them (the "<u>Conversion Shares</u>"), subject to the terms and conditions set forth in this Agreement.

CLAUSES

FIRST. <u>Election of Board Members</u>.

(a) The Parties agree that, as long as EAJ (i) is not declared judicially incapable, whether temporary or permanent (as stated in the provisional or final judicial decision declaring temporary or permanent incapacity or in the provisional or final judicial decision limiting the capacity to exercise), missing (as stated in the judicial declaration of absence or presumption of death in accordance with applicable law) or dead (as stated in the act of death) ("Death, Incapacity and/or Absence"), and (ii) holds more than 13,329,746,451 Series "A" shares, EAJ, through the Control Trust, shall have the exclusive right to exercise the vote that corresponds to all the Conversion Shares with respect to the appointment, removal and/or ratification of the members of the Company's Board of Directors at the corresponding validly convened shareholders' meeting, for which (a) AAN and BGM shall take the necessary action as requested in writing by EAJ through the Control Trust, including attending the corresponding meeting and voting as instructed by EAJ and/or granting a power of attorney or similar document conferring on EAJ or its designee the right to represent and vote the Conversion Shares at the Company's shareholder meetings, and (b) shall abstain from voting on the designation, removal and/or ratification of the members of the Company's Board of Directors except in accordance with the written instructions they have received for this purpose from EAJ. For the avoidance of doubt, the right contemplated in this Clause is vested exclusively on EAJ personally, and acting directly or through the Control Trust and not with any trustee other than the Control Trust.

The Parties undertake to carry out the acts necessary to implement the rights and obligations described in the previous paragraph.

(b) The Parties acknowledge and agree that, except as provided in this Clause Two, subsection (a) of this Agreement, (i) AAN and BGM, as owners of the Conversion Shares shall each have the right to exercise all corporate and economic rights that correspond to each with respect to the Conversion Shares and (ii) the Control Trust shall have the right to exercise all the corporate and economic rights that correspond to the EAJ Shares.

SECOND. Termination.

This Agreement may be terminated, without any additional effect, (i) by written agreement between the Parties, or (ii) in the event of Death, Incapacity and/or Absence of AAN and BGM (i.e., Death, Incapacity and/or Absence of both of them).

In the event of termination of this Agreement in accordance with this Clause, this Agreement shall cease to have effect.

THIRD. Notices and Communications.

Notices and/or communications given by the Parties shall be sent in writing, by certified mail, specialized courier service, or any other means that acknowledges or confirms receipt by the addressee, to the addresses of the Parties set forth below, on business days and during business hours.

All notices, communications or correspondence that the Parties send to each other under this clause shall be deemed received on the date of their delivery, provided that the corresponding acknowledgment of receipt or confirmation of receipt is available.

The Parties designate the following as their addresses for purposes of the foregoing:

    EAJ:
        Paseo de la Reforma No. 760
        Lomas de Chapultepec, C.P. 11000
        Ciudad de México
        Attention: Emilio Fernando Azcárraga Jean

        cc:

        Creel, García-Cuellar, Aiza y Enríquez, S.C.
        Torre Virreyes Pedregal No. 24, Piso 24
        Col. Molino del Rey, Ciudad de México, 11040
        Attention: Jean Michel Enríquez D.

jean.michel.enriquez@creel.mx

The Control Trust:

Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, acting solely and exclusively as Trustee of Trust F/6121.
Boulevard Manuel Ávila Camacho Número 40, piso 7
Lomas de Chapultepec, alcaldía Miguel Hidalgo,
Código postal 11000, Ciudad de México, México
Telephone: + 52 53 50 33 33
Email: mescudero@invex.com and Ftradicional@invex.com
Attention: Jesús Miguel Escudero Basurto and Francisco Javier Martínez García, Trust Delegates

AAN:

Paseo de la Reforma No. 760
Lomas de Chapultepec, C.P. 11000
Ciudad de México
Attention: Alfonso de Angoitia Noriega

cc:

Mijares, Angoitia, Cortés y Fuentes, S.C.
Javier Barros Sierra 540, 4to piso
Col. Santa Fe, Álvaro Obregón
C.P. 01210, Ciudad de México
Attention: Ricardo Maldonado Yáñez
rmaldonado@macf.com.mx

BGM:

Paseo de la Reforma No. 760
Lomas de Chapultepec, C.P. 11000
Ciudad de México
Attention: Bernardo Gómez Martínez

cc:

Mijares, Angoitia, Cortés y Fuentes, S.C.
Javier Barros Sierra 540, 4to piso
Col. Santa Fe, Álvaro Obregón
C.P. 01210, Ciudad de México
Attention: Ricardo Maldonado Yáñez
rmaldonado@macf.com.mx

The Parties shall communicate in writing, pursuant to this clause, any change to their addresses. Until any change thereto is communicated, all communications shall take effect upon their delivery to the addresses indicated above.

FOURTH. Assignment.

The Parties may not assign in whole or in part their rights and obligations under this Agreement in favor of any person, without the prior written consent of the other Parties, nor encumber, grant as security or affect in any form or under any modality such rights.

FIFTH. Expenses.

The Parties agree that each of them shall be responsible for the payment of expenses, costs and taxes incurred as a consequence of the transactions contemplated herein.

SIXTH. Entire Agreement and Amendments.

This Agreement constitutes the final and entire agreement of the Parties with respect to the transaction contemplated herein and supersedes any oral or written understandings previously adopted by the Parties in connection with such transaction. In the understanding that this Agreement will not affect the effectiveness or novate any other voting agreement entered into among the Parties with respect to shares representing the capital stock of the Company and/or CPOs that represent them, including, but not limited to, the agreement dated January 5, 2026.

Any amendment to the agreements contained in this Agreement must be made in writing and, for its validity, must be signed by each and every one of the Parties to this Agreement.

SEVENTH. Counterparts.

This Agreement may be signed in counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument. Signed copies of this Agreement may be delivered by email or other means of electronic transmission, and it shall not be necessary to confirm the signature by delivery of the original signed documents.

EIGHTH. Governing Law and Jurisdiction.

This Agreement, the rights and obligations of the Parties, as well as any claims or disputes related thereto, shall be governed by and construed in accordance with the laws of Mexico, without regard to any conflict of laws rule or principle that could result in the application of any law other than the laws of Mexico. For the interpretation, performance and enforceability of this Agreement, the Parties irrevocably submit to the jurisdiction of the competent courts of Mexico City and waive any other jurisdiction that by reason of their present or future domicile or for any other cause may correspond to them.

Having been informed of the content and legal scope of this Agreement, the Parties sign it on June 3, 2026.

[Signature page follows]

/s/ Emilio Fernando Azcárraga Jean
Emilio Fernando Azcárraga Jean
In his own right

[*Signature page of the Agreement dated June 3, 2026*]

/s/ Jesús Miguel Escudero Basurto

/s/ Talina Ximena Mora Rojas

Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, acting solely and exclusively as Trustee under the Administration Trust Agreement with Reversion Rights, identified as Trust F/6121

[*Signature page of the Agreement dated June 3, 2026*]

/s/ Alfonso de Angoitia Noriega
Alfonso de Angoitia Noriega
In his own right

[*Signature page of the Agreement dated June 3, 2026*]

/s/ Bernardo Gómez Martínez
Bernardo Gómez Martínez
In his own right

[*Signature page of the Agreement dated June 3, 2026*]